SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

FIRST SECURITY GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

336312202
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

April 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 336312202	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		6,080,000(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
6,080,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,080,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%(3)
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 6,080,000 shares of common stock, par value $0.01 per share (“Common Stock”), of First Security Group, Inc., a Tennessee corporation (“FSGI” or the “Company”), are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 6,080,000 shares of Common Stock reported herein.

(3) Calculation based on 62,423,367 shares of Common Stock outstanding as of April 12, 2013, which number is based on information provided by the Company with respect to the number of shares outstanding following the consummation of the transactions described herein.

CUSIP NO. 336312202	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		6,080,000(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
6,080,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,080,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%(3)
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 6,080,000 shares of common stock, par value $0.01 per share (“Common Stock”), of First Security Group, Inc., a Tennessee corporation (“FSGI” or the “Company”), are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 6,080,000 shares of Common Stock reported herein.

(3) Calculation based on 62,423,367 shares of Common Stock outstanding as of April 12, 2013, which number is based on information provided by the Company with respect to the number of shares outstanding following the consummation of the transactions described herein.

CUSIP NO. 336312202	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		6,080,000(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
6,080,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,080,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%(3)
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 6,080,000 shares of common stock, par value $0.01 per share (“Common Stock”), of First Security Group, Inc., a Tennessee corporation (“FSGI” or the “Company”), are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 6,080,000 shares of Common Stock reported herein.

(3) Calculation based on 62,423,367 shares of Common Stock outstanding as of April 12, 2013, which number is based on information provided by the Company with respect to the number of shares outstanding following the consummation of the transactions described herein.

CUSIP NO. 336312202	Schedule 13D	Page 5 of 9

Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of First Security Group, Inc., a Tennessee corporation (“FSGI” or the “Company”). The principal executive offices of FSGI are located at 531 Broad Street, Chattanooga, Tennessee 37402.

Item 2. Identity and Background

(a)    This Statement is being filed on behalf of MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP (“MFP Investors”), and Mr. Michael F. Price, managing partner of MFP and the managing member and controlling person of MFP Investors (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)    The address of the principal business of the Reporting Persons is c/o MFP Investors LLC, 667 Madison Avenue, 25th Floor, New York, New York 10065.

(c)    The principal business of MFP is that of making investments.  MFP Investors is a registered investment advisor and serves as the general partner of MFP.  Mr. Price serves as managing partner of MFP and managing member and controlling person of MFP Investors.

(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MFP and MFP Investors are each organized under the laws of Delaware.  Mr. Price is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On February 25, 2013, each of MFP and certain other institutional investors (each, an “Investor” and, collectively, the “Investors”) entered into Stock Purchase Agreements with the Company (such Stock Purchase Agreement with MFP, the “MFP Stock Purchase Agreement” and, collectively, the “Stock Purchase Agreements”), whereby each Investor agreed to purchase an aggregate of approximately $9 million of Common Stock (with respect to each Investor, its “Committed Investment”) at a price of $1.50 per share, subject to a number of conditions, including the Investors receiving the necessary bank regulatory determinations.

The Stock Purchase Agreements also provided that the Company could direct each Investor to purchase all or part of such Investor’s Committed Investment from the United States Department of the Treasury (“Treasury”) following Treasury’s exchange of its 33,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “TARP Preferred Stock”) and its warrant to purchase 82,363 shares of the Company’s Common Stock (the “TARP Warrant”) for 9,941,908 shares of Common Stock.  At the Company’s request, on April 9, 2013, MFP entered into a Securities Purchase Agreement with the Company and Treasury (the “Treasury Securities Purchase Agreement”), pursuant to which MFP agreed to purchase 574,000 shares of Common Stock from Treasury at a purchase price of $1.50.

On April 11 and 12, 2013, pursuant to the terms of the Treasury Securities Purchase Agreement and the MFP Stock Purchase Agreement, MFP acquired an aggregate of 6,080,000 shares of Common Stock for an aggregate purchase price of $9,120,000.  The source of funds for the acquisition of the 6,080,000 shares of Common Stock purchased by MFP was working capital.  Upon completion of the transaction, MFP directly owns approximately 9.7% of the outstanding voting Common Stock.

Item 4. Purpose of the Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

CUSIP NO. 336312202	Schedule 13D	Page 6 of 9

MFP acquired the 6,080,000 shares of Common Stock of FSGI for investment purposes.  The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.

Subject to the limitations imposed by the MFP Stock Purchase Agreement, applicable federal and state securities laws and applicable bank regulatory limitations, the Reporting Persons from time to time may decide to increase or decrease their investment in the Company through purchases or sales of shares of Common Stock or other capital stock of the Company in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, liquidity requirements of such Reporting Person, tax considerations and other factors considered relevant.

To the extent permitted under the MFP Stock Purchase Agreement and the passivity commitments described below, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.

Directors and Observers

The Stock Purchase Agreements provide that MFP and Ulysses Partners, L.P. (“Ulysses”), another Investor, each shall have the right to designate an individual to serve as a director on the Board of Directors of the Company (the “Board”), the Board of Directors of FSGBank, National Association (the “Bank Board”), and any respective committees thereof, each subject to regulatory non-objection.  The Company has agreed to nominate each of the designated directors so long as MFP and Ulysses retain ownership of at least 50% of their respective acquired shares of Common Stock.  Pursuant to its designation right under the MFP Stock Purchase Agreement, MFP has designated Henchy R. Enden, an equity analyst for MFP Investors, to serve on the Board, subject to regulatory non-objection.

The Stock Purchase Agreements also provide that each Investor that beneficially owns at least 5% of the Company’s outstanding Common Stock may designate an individual to attend meetings of the Board, the Bank Board, and any respective committees thereof, as a non-voting observer (an “Observer”).  The right of each Investor to appoint an Observer terminates once such Investor no longer owns 5% or more of the Company’s outstanding Common Stock.

Passivity Commitments

In connection with MFP’s acquisition of Common Stock pursuant to the MFP Stock Purchase Agreement and the Treasury Securities Purchase Agreement, MFP and MFP Investors have made certain passivity commitments (the “Passivity Commitments”) to the Board of Governors of the Federal Reserve System to ensure that MFP and MFP Investors and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

*       *       *       *       *

The foregoing references to and descriptions of the MFP Stock Purchase Agreement, the Treasury Securities Purchase Agreement and the respective transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the MFP Stock Purchase Agreement and the Treasury Securities Purchase Agreement, which are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer

(a)    MFP beneficially owns 6,080,000 shares of Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock.

(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 6,080,000 shares of Common Stock reported herein.

(c)    Other than the transactions described in Items 3 and 4, none of the Reporting Persons, and to the best of their respective knowledge, none of the Covered Persons has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

CUSIP NO. 336312202	Schedule 13D	Page 7 of 9

(d)    No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on April 12, 2013, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Items 4 and 6 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

CUSIP NO. 336312202	Schedule 13D	Page 8 of 9

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of April 12, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2
Stock Purchase Agreement by and between First Security Group, Inc. and each of the investors named therein, dated as of February 25, 2013 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by First Security Group, Inc. on February 26, 2013 and incorporated herein by reference)

Exhibit 3
Securities Purchase Agreement by and among the United States Department of the Treasury, MFP Partners, LP and, for the purposes of Section 4.02, Section 5.02(D), Section 7.01 and Section 7.04 thereof, First Security Group, Inc., dated as of April 9, 2013

CUSIP NO. 336312202	Schedule 13D	Page 8 of 9

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 12, 2013

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 336312202	Schedule 13D	Page 9 of 9

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 12, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2
Stock Purchase Agreement by and between First Security Group, Inc. and each of the investors named therein, dated as of February 25, 2013 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by First Security Group, Inc. on February 26, 2013 and incorporated herein by reference)

Exhibit 3
Securities Purchase Agreement by and among the United States Department of the Treasury, MFP Partners, LP and, for the purposes of Section 4.02, Section 5.02(D), Section 7.01 and Section 7.04 thereof, First Security Group, Inc., dated as of April 9, 2013